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UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the nine month period ended on September 30, 2002.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

On November 13, 2002, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the “SVS”) a report that included information as to the Registrant’s consolidated financial condition and results of operations for the nine month period ended on September 30, 2002. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: December 4, 2002.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of September 30, 2002 and 2001
and for the years ended September 30, 2002 and 2001

Contents

Consolidated Financial Statements

Ch.$	—	Chilean pesos
Th.Ch. $	—	Thousands of Chilean pesos
US$	—	United States dollars
Th.US$	—	Thousands of United States dollars
UF	—	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.
Th.UF	—	Thousands of UFs.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets

	As of September 30,

	2002 Th.US$	2001 Th.US$
ASSETS

Current assets

Cash and cash equivalents	39,238	154,107
Accounts receivable, net	111,748	123,536
Other accounts receivable, net	9,710	14,223
Accounts receivable from related companies	37,750	63,356
Inventories	227,745	201,475
Recoverable taxes	11,372	13,040
Prepaid expenses	3,603	3,488
Deferred income taxes	—	136
Other current assets	17,223	16,039

Total current assets	458,389	589,400

Property, plant and equipment, net	684,598	714,220

Investments in related companies	77,542	62,047
Goodwill	11,565	9,758
Negative goodwill	(956)	(1,370)
Intangible assets, net	4,021	4,178
Accounts receivable from related companies long term	509	825
Long-term accounts receivable	11,969	12,561
Other assets	49,157	62,114

Total assets	1,296,794	1,453,733

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets

	As of September 30,

	2002 Th.US$	2001 Th.US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Short-term bank debt	996	93,903
Current portion of long-term debt	61,668	2,966
Dividends payable	301	219
Accounts payable	44,039	35,950
Other accounts payable	1,258	2,156
Notes and accounts payable to related companies	5,680	9,079
Accrued liabilities	13,443	16,818
Payroll withholdings	3,408	3,450
Income taxes	2,327	1,086
Deferred income taxes	446	—
Other current liabilities	78	140

Total current liabilities	133,644	165,767

Long-term liabilities

Long-term debt	280,000	428,000
Other accounts payable	3,652	4,566
Deferred taxes	11,902	5,693
Long-term provision	7,957	7,498
Other liabilities	—	90

Total long-term liabilities	303,511	445,847

Minority interest	21,919	23,377

Shareholders’ equity

Paid-in capital	477,386	477,386
Other reserves	122,424	126,013
Retained earnings	237,910	215,343

Total shareholders’ equity	837,720	818,742

Total liabilities and shareholders’ equity	1,296,794	1,453,733

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Income

	For the years ended September 30,

	2002 Th.US$	2001 Th.US$
Operating results

Sales	413,771	398,965
Cost of sales	(320,773)	(315,491)

Gross margin	92,998	83,474
Selling and administrative expenses	(32,331)	(30,774)

Operating income	60,667	52,700

Non-operating results

Non-operating income	9,046	14,410
Non-operating expenses	(29,699)	(31,640)

Non-operating loss	(20,653)	(17,230)

Income before income taxes	40,014	35,470

Income taxes	(8,086)	(7,359)

Consolidated income	31,928	28,111
Minority interest	(1,855)	(1,591)

Net income before extraordinary items	30,073	26,520

Amortization of negative goodwill	310	310
Extraordinary items	—	(4,784)

Net income for the year	30,383	22,046

The accompanying notes are an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Cash Flows

	For the years ended September 30,

	2002 Th.US$	2001 Th.US$

Cash flows from operating activities

Net income for the year	30,383	22,046
Loss on sale of fixed assets	(50)	11

Charges (credits) to income not representing cash flows:

Depreciation expense	46,357	48,325
Amortization of intangible assets	146	142
Write-offs and accruals	9,642	2,294
Accrued equity gain on investments in related companies	(2,742)	(1,624)
Accrued equity loss on investments in related companies	138	58
Amortization of goodwill	896	605
Amortization of negative goodwill	(310)	(310)
Translation adjustment	376	702
Exchange difference	357	(477)
Other credits to income not representing cash flows	(5,244)	(8,133)
Other charges to income not representing cash flows	15,016	16,250

Net changes in operating assets and liabilities

Trade accounts receivable	(3,113)	(14,575)
Inventories	(19,409)	7,105
Other assets	4,920	4,092
Accounts payable	14,469	602
Interest payable	(6,055)	(4,194)
Net income taxes payable	85	(2,053)
Other accounts payable	(1,816)	(344)
VAT and taxes payable	900	(1,161)
Gain from minority interest	1,855	1,591

Net cash flows from operating activities	86,801	70,952

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Cash Flows (Continued)

	For the years ended September 30,

	2002 Th.US$	2001 Th.US$

Cash flows from financing activities
Bank debt	—	115,663
Payment of dividends	(16,082)	(14,915)
Payment of loans	(130,584)	(42,200)
Payment of bonds payable	—	(2,941)

Net cash flows from financing activities	(146,666)	55,607

Cash flows from investing activities
Sales of fixed assets	661	126
Sales of investments	13,974	14,750
Other income	614	8,284
Additions to property, plant and equipment	(25,450)	(17,513)
Payment of capitalized interest	(1,678)	(1,966)
Permanent investments	(9,801)	(8,075)
Investments in financial instruments	(224)	—

Net cash flows from investing activities	(21,904)	(4,394)

Net cash flows for the period	(81,769)	122,165

Impact of inflation on cash and cash equivalents	(529)	(786)

Net change in cash and cash equivalents	(82,298)	121,379

Beginning balance of cash and cash equivalents	121,536	32,728

Ending balance of cash and cash equivalents	39,238	154,107

Interest and income taxes paid in 2002 and 2001 are as follows:

Interest paid	26,657	25,109
Taxes paid	85	(2,053)

The accompanying notes are an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

September 30, 2002 and 2001

Note 1 — General

Sociedad Química y Minera de Chile S.A. was registered on March 18, 1983 under No. 0184 of the Chilean Superintendency of Securities and Insurance.

The subsidiaries registered in the securities registry of the Chilean Superintendency of Securities and Insurance are as follows:

Soquimich Comercial S.A. registered under No. 0436 on January 11, 1993.

SQM Potasio S.A. registered under No. 0728 on March 20, 2001.

SQM Salar S.A. registered under No. 0731 on April 17, 2001.

Note 2 — Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (Chilean GAAP) and the regulations of the Chilean Superintendency of Securities and Insurance.

b)	Period

These consolidated financial statements have been prepared for the nine-month period between January 1st and September 30, 2002 and 2001.

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c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. A significant portion of the Company’s operations are transacted in U.S. dollars and the U.S. dollar is the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of the domestic subsidiaries, which maintain their accounting records in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the period. For this purpose, in conformity with Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the period (1.3% and 2.2% in 2002 and 2001, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation.

d)	Foreign currency

i) Foreign currency transactions

Assets and liabilities denominated in Chilean pesos and other currencies at September 30, 2002 and 2001 have been translated to US dollars at the exchange rates in force at those dates of Ch.$748.73 and Ch.$695.02 per US dollars, respectively.

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ii) Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 as follows:

With respect to subsidiaries and affiliates located in Chile which maintain their accounting records in price-level adjusted Chilean pesos:
-	Balance sheet accounts are translated to U.S. dollars at the closing date for the period exchange rate without eliminating the effects of price-level restatements;

-	Income statement accounts are translated to U.S. dollars at the average rate of exchange each month after elimination of price level adjustments to the income statement accounts; the monetary correction account on the income statement which reflects the impact of price level adjustments to the non-monetary assets and liabilities and shareholders’ equity in the balance sheet is translated to U.S. dollars at the average rate of exchange each month.

-	Translation gains and losses, as well as the price level adjustments to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with the Circular No. 368 of the Chilean Superintendency of Securities and Insurance.

The 2002 and 2001 financial statements of those foreign subsidiaries that keep their accounting records in currencies other than U.S. dollar have been translated at historical exchange rates following the methodology indicated in Chilean Technical Bulletin No. 64. Beginning on January 1, 1998, Technical Bulletin No. 64 of the Chilean Association of Accountants replaced Technical Bulletin No. 51. Differences between these two bulletins are not significant, nor do they differ significantly from FASB 52.

Prior year financial statements presented for comparative purposes are not restated to a constant purchasing power level of the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price level changes.

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Exchange differences for the periods ended September 30, 2002 and 2001 generated net income of Th.US$ 733 and Th.US$ 225, respectively, which were charged to consolidated results of operations in each respective period.

The exchange rates used for the conversion of monetary assets and liabilities, expressed in foreign currency at each period–end, were as follows:

	2002 US$	2001 US$

Brazilian real	3.85	2.67
New Peruvian sol	3.64	3.48
Colombian peso	2,808.04	2,336.45
Argentine peso	3.74	1.00
Japanese yen	122.60	119.55
Euro	1.01	1.10
Mexican peso	10.23	9.51
Indonesian rupee	9,015.10	—
Australian dollar	1.84	—
Sterling Pounds	0.6369	0.6787

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions on such date.

e)  Basis of consolidation

The Consolidated Financial Statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

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In accordance with regulations set forth by the Chilean Superintendency of Securities and Insurance in its Circular No. 368, Technical Bulletins Nos. 42 and 64 of the Chilean Association of Accountants, the consolidated financial statements include the assets, liabilities, income statements, and cash flows for the following affiliates:

	Direct or indirect ownership

	2002%	2001%

Foreign subsidiaries:

Nitrate Corp. of Chile Limited	100.00	100.00
Soquimich SRL - Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda.	100.00	100.00
SQM Europe NV	100.00	100.00
SQM North America Corp.	100.00	100.00
North American Trading Company	100.00	100.00
SQM Perú S.A.	100.00	100.00
SQM Corporation NV	100.00	100.00
SQI Corporation NV	100.00	100.00
Soquimich European Holding	100.00	100.00
PTM - SQM Ibérica S.A.	100.00	100.00
SQMC Holding Corporation LLP	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC	51.00	51.00
SQM Colombia Ltda.	100.00	100.00
SQM Investment Corporation NV	100.00	100.00
PSH Limited	100.00	100.00
SQM Brasil Ltda.	100.00	99.99
Royal Seed Trading Corporation AVV	100.00	100.00
SQM Japan K.K.	100.00	100.00
SQM Oceanía PTY Limited	100.00	100.00
SQM France S.A.	100.00	100.00
Fertilizantes Naturales S.A.	50.00	50.00
Rs Agro-Chemical Trading AVV	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC	100.00	100.00
SQM Venezuela S.A.	100.00	50.00
Agricolima S.A. de C.V.	100.00	—
SQM Italia SRL	95.00	—

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	Direct or indirect ownership
	2002%	2001%

Domestic subsidiaries:

Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Sociedad Minera de Chile S.A.	100.00	100.00
Energía y Servicios S.A.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Isapre Norte Grande Ltda.	100.00	100.00
SQM Químicos S.A.	99.99	99.99
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	100.00	100.00
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
Minera Mapocho S.A.	—	100.00
Inversiones Augusta S.A.	—	100.00
Cía Industrial y Minera S.A.	—	100.00
SCM SQM Boratos	—	100.00

All significant intercompany balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation and the participation of minority shareholders has been recognized as minority interest.

At September 30, 2002 and 2001, the subsidiary Fertilizantes Naturales S.A. was included in the consolidation given that the Company maintains controlling interest.

At September 30, 2002 and 2001, the subsidiaries SQM Lithium Specialties LLP and SCM Antucoya were in development stage and therefore were not included in the consolidation.

At September 30, 2001, the subsidiary Potassium S.A. was in development stage and therefore was not included in the consolidation.

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f)  Cash and cash equivalents

Time deposits are presented at cost plus accrued interest.

In conformity with Technical Bulletin No. 50 of the Chilean Association of Accountants, the Company has classified cash, time deposits and short-term investments, which mature within three months from the date of purchase as cash and cash equivalents

g)  Marketable securities

Marketable securities are valued at the lower of cost plus accrued interest or market value.

h)  Bad debt estimate

The Company records a provision for bad debt based on estimate of probable losses.

i)  Inventories and materials

Inventories of finished products and in-process products have been valued at average production cost. Raw materials and products acquired from third parties are stated at average cost. Materials-in-transit are valued at cost. These values do not exceed net realizable values.

Inventories of spare parts and supplies are classified as Other Current Assets except for those items, which the Company estimates to have a turnover period of one year or more, which are classified as non-current Other Assets.

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j)  Income and deferred taxes

The provision for income tax is determined and recorded in accordance with current Chilean tax regulations on the basis of income accrued during each period.

In Chile, the general corporate rate is 16% and non-deductible expenses are taxed at 35%. Taxable losses incurred by a company in any year must first be carried back to recover taxes previously paid, if any, on a first-in, first-out basis. Any remaining tax losses can be carried forward without limitation.

Each company is required to file a separate tax declaration.

Effective January 1, 2000, in accordance with Chilean Technical Bulletins Nos. 60, 69 and 71 and Circular No. 1466 of the Superintendency of Securities and Insurance, deferred taxes related to all temporary differences are recorded. The effect of the temporary differences at September 30, 1999 were recorded in complementary asset and liability accounts, and will be recognized in the statement of operations in the period in which they reverse.

k)  Property, plant and equipment

Except for the increment arising from a revaluation in 1988, property, plant and equipment are stated at cost considering an average residual value of 5%. Depreciation expense has been calculated using the straight-line method based upon the estimated useful lives of the assets and is either capitalized as a production cost or charged directly to expense. Depreciation expense for the nine-month period ended September 30, 2002 and 2001 includes Th.US$ 1,319 and Th.US$ 1,319 respectively, arising from the depreciation of the 1988 technical appraisal adjustment of property, plant and equipment.

Fixed assets acquired through financing lease agreements are accounted for at the present value of the installments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

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In conformity with Bulletin No. 31 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets. Capitalized interest amounted to Th.US$ 1,678 and Th.US$ 1,966 during September 30, 2002 and 2001, respectively.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights for mining concessions from the Chilean courts having jurisdiction by filing the corresponding applications for specifically identified properties. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained perpetually by the Company as long as the annual fees are paid. Such fees, which are paid annually in September, are recorded as prepaid assets to be amortized over the succeeding twelve months. Values attributable to these original mining concessions received are being amortized on a straight-line basis over 50 years. Mining concessions acquired from others are recorded at acquisition cost and are being amortized based on the units of production method.

l)  Investments in related companies

Permanent investments in domestic and foreign related companies are accounted for in accordance with the equity method, in conformity with Technical Bulletins Nos. 42 and 64 of the Chilean Association of Accountants. The translation adjustment to US dollars of investments in domestic subsidiaries which maintain their accounting records and are controlled in Chilean pesos is recognized in Other Reserves. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in US dollars.

m)  Goodwill and negative goodwill

Goodwill and negative goodwill resulting from investments in related companies are maintained in the same currency in which the investment was made and are amortized with a credit or charge to income considering the related period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

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n)  Intangible assets

Intangible assets are stated at cost plus all the expenses related to acquisition and are amortized over a maximum period of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)  Mining development cost

Mining development costs are recorded in other long-term assets and are amortized as the ore reserves are extracted.

p)  Accrued employee severance

The Company accrues severance obligations based on the present value of the accrued benefits for the actual years of service worked using an annual interest rate of 9% and an average capitalization period of 24 years.

q)  Vacations

The cost of vacations earned by employees is recorded on an accrual basis.

r)  Dividends

In accordance with past practice, dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

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s)  Derivatives

The Company maintains derivatives contracts, which are recorded in conformity with Chilean Technical Bulletin No. 57 (losses are recognized on the accrual basis and gains are recognized when realized).

t)  Reclassifications

Certain amounts from the prior year financial statements have been reclassified in the current year to conform with the current year presentation.

u)  Revenue recognition

Revenues are recognized upon the physical shipment of products.

v)  Computer software

In accordance with Circular No. 981 dated December 28, 1990 of the Superintendency of Securities and Insurance, computer systems acquired by the Company are capitalized at cost plus all the related additional costs.

w)  Research and development expenses

Research and development expenses are charged to expenses in the period in which they are incurred, except for fixed assets acquired for their use in research and development activities and are determined to provide additional benefits, which are recorded under the related item within property, plant and equipment.

x)  Statement of cash flows

In conformity with Technical Bulletin No. 50 of the Chilean Association of Accountants, the Company considers the balances of cash, time deposits and other short-term investments whose maturity is less than 90 days, as cash and cash equivalents.

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Note 3 — Changes in Accounting Principles

There were no accounting changes during the period.

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Note 4 — Long-term and Short-term Accounts Receivable

a) Detail as of September 30, 2002 and 2001:

	Up to 90 days		Between 90 days and 1 year		2002	Total Short-term (net)		Long-term

	09-30-2002 Th.US$	09-30-2001 Th.US$	09-30-2002 Th.US$	09-30-2001 Th.US$	Subtotal Th.US$	09-30-2002 Th.US$	09-30-2001 Th.US$	09-30-2002 Th.US$	09-30-2001 Th.US$

Trade accounts receivable	87,809	90,168	7,396	9,500	95,205	90,984	99,668	—	231
Allowance for bad debt					(4,221)
Notes receivable	18,346	19,452	5,171	4,416	23,517	20,764	23,868	—	—
Allowance for bad debt					(2,753)

Subtotal						111,748	123,536	—	231

Other accounts receivable	9,228	10,976	1,320	3,247	10,548	9,710	14,223	11,969	12,330

Allowance for bad debt					(838)

Subtotal						9,710	14,223	11,969	12,330

Total long-term accounts receivable								11,969	12,561

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Note 4 — Long-term and Short-term Accounts Receivable (continued)

Consolidated Short and Long-term Receivables — by Geographic Location

	Chile		Europe, Africa and the Middle East		Asia and Oceania		USA, Mexico and Canada		Latin America and the Caribbean		Total

	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$

Net short-term trade accounts receivable

– Balance	29,768	33,949	21,379	28,533	4,009	2,534	27,089	19,232	8,739	15,420	90,984	99,668
– % of total	32.72%	34.06%	23.50%	28.63%	4.41%	2.54%	29.77%	19.29%	9.60%	15.48%	100.00%	100.00%

Net short-term notes receivable

– Balance	17,465	20,596	878	315	30	380	386	762	2,005	1,815	20,764	23,868
– % of total	84.11%	86.28%	4.23%	1.32%	0.14%	1.59%	1.86%	3.21%	9.66%	7.60%	100.00%	100.00%

Net short-term other accounts receivable

– Balance	5,905	10,448	1,089	773	5	4	2,398	2,720	313	278	9,710	14,223
– % of total	60.81%	73.46%	11.22%	5.44%	0.05%	0.03%	24.70%	19.12%	3.22%	1.95%	100.00%	100.00%

Subtotal short-term accounts receivable, net

– Balance	53,138	64,993	23,346	29,621	4,044	2,918	29,873	22,714	11,057	17,513	121,458	137,759
– % of total	43.75%	47.18%	19.22%	21.50%	3.33%	2.12%	24.60%	16.49%	9.10%	12.71%	100.00%	100.00%

Net long-term accounts receivable

– Balance	10,820	11,255	58	3	—	—	51	231	1,040	1,072	11,969	12,561
– % of total	90.40%	89.60%	0.48%	0.02%	—	—	0.43%	1.84%	8.69%	8.54%	100.00%	100.00%

Total short and long-term accounts receivable, net

– Balance	63,958	76,248	23,404	29,624	4,044	2,918	29,924	22,945	12,097	18,585	133,427	150,320
– % of total	47.93%	50.72%	17.54%	19.71%	3.03%	1.94%	22.43%	15.27%	9.07%	12.36%	100.00%	100.00%

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Note 5 — Balances and Transactions with Related Companies

At September 30, 2002 and 2001, balances and transactions with related companies related to balances in current accounts as set by Article No. 602 of the Chilean Commerce Code. There is no maturity date or payment schedule.

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

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a)	Detail as of September 30, 2002 and 2001

	Short-term		Long-term
Accounts receivable	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$

Ajay Europe S.A.R.L.	4,591	3,947	–	–
SQM Italia SRL	–	5,965	–	–
Nutrisi Holding N.V.	–	14	–	–
Generale de Nutrition Vegetale S.A.	165	453	–	–
Fertilizantes Olmeca S.A.	3,988	794	–	–
Mineag SQM Africa Limited	3,987	8,659	–	–
Abu Dhabi Fertilizer Ind. WLL	5,573	4,310	–	–
SQM México S.A. de C.V.	–	28,630	–	–
Doktor Tarsa –SQM Turkey	135	268	–	–
Comercial Caimán Internacional S.A.	3,107	1,151	–	–
SQM Venezuela S.A.	–	1,873	–	–
SQM Lithium Specialties Limited	666	135
Empresas Melón S.A.	–	–	509	825
Sales de Magnesio S.A.	31	58	–	–
Ajay North America LLC	243	258	–	–
Norsh Hydro ASA	192	–	–	–
Hydro Agri Int.-France	1,816	–	–	–
Hydro Asia Trade	1,239	–	–	–
Hydro Agri France S.A.	379	–	–	–
Hydro Poland SP	132	–	–	–
Hydro Agri Benelux B.V	83	–	–	–
Hydro Agri Hellas S.A.	77	–	–	–
Hydro Plant Nutr. Oslo	13	–	–	–
Hydro Agri Australia Ltd.	602	–	–	–
Hydro Agri Benelux	17	–	–	–
Hydro Agri UK Ltd.	137	–	–	–
Hydro Agri GMBH & CO KG	59	–	–	–
NU3 B.V.	545	–	–	–
Hydro Agri AB	39	–	–	–
Hydro Agrícola Internacional	451
Hydro Agri Colombia	28	–	–	–
PCS Yumbes	4,366	–	–	–
Hydro Agri Venezuela	772
Hydro Agri North America	71	–	–	–
NU3 N.V.	3,593	6,837
Agricolima	–	4	–	–
Hydro Agri Argentina	653	–

Total	37,750	63,356	509	825

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Note 5 — Balances and Transactions with Related Companies (continued)

	Short-term		Long-term
Accounts payable	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$

Ajay Europe S.A.R.L.	820	411	–	–
SQM Italia SRL	–	11	–	–
Nutrisi Holding N.V.	–	2	–	–
Mineag SQM Africa Limited	347	–	–	–
Abu Dhabi Fertilizer Ind. WLL	90	54	–	–
SQM México S.A. de C.V.	–	7,500	–	–
SCM Antucoya	100	100	–	–
Hydro Agri Porsgrunn	104	–	–	–
Rotem Amfert Negev Limited	168	–	–	–
Hydro Agri Int-France	496	–	–	–
Hydro Agri Colombia	84	–	–	–
NU3 B.V.	433	–	–	–
Hydro Agri North America	182	–	–	–
Hydro Agri México de S.A de C.V.	109	–	–	–
Fertilizantes Olmeca	16	–	–	–
Hydro Fertilizante Ltda.	847	–	–	–
Hydro Agrícola internacional	103	–	–	–
NU3 N.V	1,682	1,001	–	–
Adm. y Servicios Santiago S.A de C.V	99	–	–	–

Total	5,680	9,079	–	–

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Note 5 — Balances and Transactions with Related Companies (continued)

b)	During 2002 and 2001, principal transactions with related companies were as follows:

		Amount of transaction		Impact on incone (charge) credit
Company	Type of transaction	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$

SQM Mexico S.A de C.V.	Sales of products	–	10,870	–	528

SQM Italia SRL	Sales of products	–	4,061	–	1,290

NU3 NV (Belgica)	Sales of product	1,322	9,835	360	144

Mineag SQM Africa Ltd.	Sales of products	10,289	7,468	2.638	55

Nutrisi Holding N.V.	Sales of products	1,538	–	471	–

Generale de Nutrition Vegetale	Sales of products	–	735	–	66

Ajay Europe SARL	Sales of products	5,369	6,703	1,234	1,419

Sales de Magnesio Ltda.	Sales of products	76	27	35	21

Doktor Tarsa	Sales of products	1,090	–	345	–

Hidro Agri GMBH & COkg	Sales of product	322	–	85	–

PCS Yumbes SCM	Sales of products	11,252	6,134	6,976	3,645

Peralta y Cia ltda	Lease and consulting agreement	–	50	–	50

ABU Dhabi Fertilizer Ind. WWL	Sales of products	1,878	1,585	502	(1)

Nutrichem Benelux NV	Sales of products	–	29	–	1

SQM Venezuela	Sales of products	–	1,523	–	83
	Training	–	1	–	3

Hydro Agri (U.K) Ltd.	Sales of product	697	–	169	–

Hydro Asia trade Pte Ltd.	Sales of product	4,113	–	764	–

Hydro Agri France S.A.	Sales of product	3,190	–	602	–

Hydro Agri Internacional	Sales of product	1,638	–	337	–

Hydro Agri Hellas S.A.	Sales of product	502	–	142	–

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		Amount of transaction		Impact on income (charge) credit
Company	Type of transaction	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$

Hydro Agri Benelux B.V.	Sales of product	3,854	–	394	–

Hydro Agri AB Sweden	Sales of product	99	–	25	–

Hydro Agri Czech Republic SRO	Sales of product	16	–	5	–

Hydro Agri Rotterdam B.V.	Sales of product	534	–	175	–

Hydro Planta Nutrition, Cis Reg.	Sales of product	581	–	194	–

Hydro Agri Nutri Oslo	Sales of product	126	–	39	–

Hydro Agri Australia Ltd.	Sales of product	987	–	191	–

Hydro Agri España S.A.	Sales of product	68	–	18	–

Hydro Agri Norge	Sales of product	20	–	5	–

Adubos Trevo S.A	Sales of product	380	–	173	–

Hydro Fertilizantes Ltda	Sales of product	352	–	111	–

NU3 B.V	Sales of product	2,631	–	847	–

Hydro Agri International	Sales of product	2,039	–	236	–

Hydro Agri international France	Sales of product	3,364	–	1,103	–

SQM Lithium Specialties	Sales of product	–	93	–	36

Hydro Agri Argentina	Sales of product	1.215	–	212	–

Hydro Agri Colombia Ltda	Sales of product	28	–	5	–

Hydro Agri Venezuela	Sales of product	826	–	363	–

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Note 6 — Inventories

As of September 30, 2002 and 2001, inventories consisted of:

	2002 Th.US$	2001 Th.US$

Finished products	126,202	116,744
Products-in-process	90,961	73,826
Supplies	10,582	10,905

Total	227,745	201,475

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Note 7 — Property, Plant and Equipment

As of September 30, 2002 and 2001, property, plant and equipment consisted of:

	2002 Th.US$	2001 Th.US$

Land

– Land	13,453	13,453
– Mining Concessions	16,708	16,708
– Other Lands	12,777	11,989

	42,938	42,150

Buildings and infrastructure

– Buildings	156,268	150,835
– Installations	261,511	260,767
– Construction-in-progress	28,005	28,816
– Other	19,563	20,213

	465,347	460,631

Machinery and equipment

– Machinery	388,084	371,949
– Equipment	100,174	96,609
– Machinery-in-progress	13,871	9,573
– Other	10,487	10,398

	512,616	488,529

Other fixed assets

– Tools	7,968	8,077
– Furniture and office equipment	13,413	12,693
– Project-in-progress	19,756	20,050
– Other	5,177	5,611

	46,314	46,431

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Note 7 — Property, Plant and Equipment (Continued)

	2002 Th.US$	2001 Th.US$

Appraisal adjustment of

– Land	8,651	8,651
– Buildings and infrastructure	40,627	40,627
– Machinery and equipment	12,127	12,127
– Other assets	53	53

	61,458	61,458

Total property, plant and equipment	1,128,673	1,099,199

Less: Accumulated depreciation

– Land	(9,135)	(8,857)
– Buildings and infrastructure	(153,942)	(131,215)
– Machinery and equipment	(234,915)	(201,779)
– Other fixed assets	(15,177)	(13,980)
– Technical appraisal	(30,906)	(29,148)

Total accumulated depreciation	(444,075)	(384,979)

Net property, plant and equipment	684,598	714,220

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Note 8 — Investments in and Receivables from Related Companies

a)   Transactions executed in 2002

On March 21, 2002, SQM North America Corporation acquired 50% of the affiliate SQM Venezuela S.A., which added to the ownership interest maintained by SQM Nitratos S.A. in this company, results in indirect ownership of 100% by SQM S.A.

On April 5, 2002, the subsidiary Royal Seed Trading Corportaion A.V.V. made a contribution of Th.US$ 120.5 to form a joint venture with Rui Xin Packaging Materials, Sanhe Co. Ltd.

On May 1, 2002, the subsidiary Soquimich European Holdings B.V. acquired 50% ownership of the affiliate Nutrichem N.V., which subsequently changed its name to Nutrisi Holding N.V.

On May 7, 2002, SQM Nitratos S.A. concurred to a capital increase in SQM Brasil Ltda., which resulted in ownership of 88.54%, SQM Químicos S.A. did not concur to this increase and reduced its ownership to 11.46%.

During May 2002, P.S.H. Limited made a capital increase of Th.US$ 250 in its affiliate Ajay Europe S.A.R.L.

During May 2002, Soquimich European Holding increased its ownership in its affiliate FNC Italy S.R.L. to 95%, thereby becoming an indirect subsidiary of SQM S.A. Subsequently, FNC Italy S.R.L. changed its name to SQM Italia S.R.L.

On May 28, 2002, the subsidiary Inversiones y Asesorías SQM Limitada changed its name to Almacenes y Depósitos Limitada.

On June 12, 2002, Soquimich European Holding acquired 50% of Impronta S.R.L.

On August 31, 2002, SQM S.A acquired shares, which were owned by SQM Nitratos S.A. over Cía. Industrial y Minera S.A. (Cimin S.A) in MUS$. 5,016. This situation produced that all shares of Cimin S.A. are concentrated on an only one shareholder, SQM S.A., and consequently, it was impacted on the immediate dissolution of Cimin S.A, owning SQM S.A. the total equity, assets and liabilities of this entity.

On September 27, 2002, SQM Nitratos S.A made an contribution of capital of MUS$ 12,040 over SQM North America Corporation, acquiring the ownership of 39.946782% over this entity. No concurrence for the increase of equity made the participation of the old owners

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decreased. SQM S.A. reduced its ownership from 81.75% to 49.093506% and Soquimich European Holding reduced its ownership from 18.25% to 10.959712%.

On September 30, 2002, SQM SA acquired shares which were owned by SQM Nitratos S.A. over the subsidiary SCM SQM Boratos by MU$ 887. This situation produced that all shares of SCM SQM Boratos are concentrated on an only one shareholder, SQM S.A., and consequently, it was impacted on the immediate dissolution of SCM SQM Boratos, acquiring SQM S.A. the total shareholders’ equity, assets and liabilities of this entity.

Note 8 — Investments in and Receivables from Related Companies (Continued)

b)   Transactions excecuted in 2001

On January 22, 2001, Sales de Magnesio Ltda. was formed through equal contributions by SQM Salar S.A. and the partner Sociedad Chilena del Litio S.A. (third party).

At the Extraordinary Shareholders’ Meeting held on February 14, 2001 of Productos Técnicos del Mediterráneo S.A., the shareholders agreed to change the Company’s name to PTM – SQM Iberica S.A

At the Extraordinary Shareholders’ Meeting of Industrias Químicas de Yodo S.A. held on September 26, 2001, the Shareholders’ agreed to changed this Company’s name to Ajay – SQM Chile S.A

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Note 8 — Investments in and Receivables from Related Companies (continued)

b)   Detail of investments in Related Companies

					Ownership interest		Equity of companies		Net income (loss) for the period		Accrued result		Equity value		Book value of the investment
Tax Registration Number	Company	Origin country	Controlling currency	Number of shares	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
					%	%	Th.US$	Th.US$	Th.US$	Th.US$	Th.US$	Th.US$	Th.US$	Th.US$	Th.US$	Th.US$

93390000-2	Empresas Melón S.A.	Chile	—	653,748,837	14.05	14.05	247,340	244,988	16,902	4,149	2,375	583	34,751	34,421	34,751	34,421
0-E	SQM Lithium Specialties LLP*	USA	US$	—	100.00	100.00	25,558	10,884	—	—	—	—	25,558	10,884	25,558	10,884
0-E	Ajay North America	USA	US$	—	49.00	49.00	14,038	14,414	308	563	151	276	6,879	7,063	6,879	7,063
77093830-9	SCM Antucoya*	Chile	—	490	100.00	100.00	6,650	6,650	—	—	—	—	6,650	6,650	6,650	6,650
0-E	Abu Dhabi Fertilizer Industries WL	UAE	US$	1,961	37.00	37.00	3,675	4,641	—	1,761	—	652	1,360	1,717	1,360	1,717
0-E	Fertilizantes Olmeca y SQM S.A. de C.V.	Mexico	Mex. $	—	50.00	—	1,717	—	382	—	191	—	859	—	859	—
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	742	1,164	(220)	215	(110)	107	371	852	371	852
0-E	Doktor Tarsa	Turkey	US$	—	50.00	50.00	471	471	—	—	—	—	236	236	236	236
0-E	Mineag SQM Africa Limited	Africa	US$	—	50.00	50.00	640	245	—	—	—	—	320	123	320	123
0-E	SQM Italia S.R.L.	Italy	US$	—	—	25.00	—	367	—	—	—	—	—	92	—	92
0-E	Ajay Europe S.A.R.L.	France	US$	—	50.00	50.00	634	345	—	—	—	—	317	173	317	173
77557430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	150	49	52	(116)	26	(58)	75	25	75	25
81767200-0	Asoc. Garantizadora Pensiones	Chile	—	—	3.31	3.31	664	733	—	—	—	—	22	24	22	24
96864750-4	Potassium S.A.	Chile	—	14,625,000	—	89.66	—	—	—	—	—	—	—	—	—	—
0-E	SQM Venezuela S.A.	Venezuela	US$	59,550	0.00	50.00	—	160	—	99	—	49	—	57	—	57
0-E	Rui Xin Packaging Materials Sanhe Co. Ltd.	China	US$	—	25.00	—	480	—	—	—	—	—	120	—	120	—
0-E	Impronta S.R.L.	Italy	EUR	—	50.00	—	48	—	—	—	—	—	24	—	24	—

Total													77,542	62,070	77,542	62,047

*       In development stage.

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Note 9 — Goodwill and Negative Goodwill

a)   Goodwill

		September 30, 2002		September 30, 2001
Tax Registration Number	Company	Amount amortized during the period	Goodwill amount	Amount amortized during the period	Goodwill amount
		Th.US$	Th.US$	Th.US$	Th.US$

0-E	PTM – SQM Ibérica S.A.	15	85	15	105
0-E	Doktor Tarsa	16	377	16	398
79768170-9	Soquimich Comercial S.A.	113	460	113	610
78208790-8	SCM SQM Boratos	65	—	12	69
93390000-2	Empresas Melón S.A.	381	7,333	417	8,396
79626800-K	SQM Salar S.A.	32	137	32	180
0-E	SQM México S.A. de C.V.	42	1,072	—	—
96864750-4	SQM Potassium S.A.	108	2,060	—	—
0-E	SQM Venezuela S.A	124	41	—	—

	Total	896	11,565	605	9,758

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b)   Negative Goodwill

		September 30, 2002		September 30, 2001
Tax Registration Number	Company	Amount amortized during the period	Negative goodwill amount	Amount amortized during the period	Negative goodwill amount
		Th.US$	Th.US$	Th.US$	Th.US$

79626800-K	SQM Salar S.A.	158	228	158	438
96575300-1	Minera Mapocho S.A.	152	728	152	932

	Total	310	956	310	1,370

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Note 10 — Other Non-current Assets

As of September 30, other non-current assets were as follows:

	2002	2001

	Th.US$	Th.US$

Engine and equipment spare-parts, net	25,507	32,303
Nitrate deposit development costs	4,061	3,555
Mineral development costs	10,821	14,644
Pensions plan	1,911	2,721
Construction of Salar-Baquedano road	1,920	2,040
Deferred loan issuance costs	3,871	5,755
Other assets	1,066	1,096

Total	49,157	62,114

Note 11 — Bank Debt

a)   Short-term bank debt is detailed as follows:

Bank or financial institution:	2002	2001

	Th.US$	Th.US$

Bank Santiago	—	15,164
Royal Bank of Canada	—	20,294
Bank Santander	—	12,388
Bank Estado	—	23,327
Citibank	—	10,314
Banco Crédito e Inversiones	—	4,458
Banco A. Edwards	—	4,150
Other banks	996	3,808

Total	996	93,903

Annual average interest rate	4.25%	4.77%

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Note 11 — Bank Debt (continued)

		2002	2001

		Th.US$	Th.US$

b)	Long-term bank debt

	Union Bank of Switzerland (1)	200,642	200,642
	ING Bank (2)	60,133	120,521
	Bank of America N.A.N.Y. (3)	80,893	81,429
	Corpbanca (4)	—	12,091
	Bhif	—	16,283

	Total	341,668	430,966

	Less: Current portion	(61,668)	(2,966)

	Long-term portion	280,000	428,000

(1)	U.S. dollar-denominated loan with no guarantee, interest rate of 7.7% per annum, semi-annual interest payments and payment of principal on September 15, 2006.
(2)	U.S. dollar-denominated loan with no guarantee, interest rate of 2.36% per annum, semi-annual interest payments and payment of principal on February 23, 2003.
(3)	U.S. dollar-denominated loan with no guarantee, interest rate of 3.240% per annum, semi-annual payments of interest and payment of principal on November 29, 2005.
(4)	U.S. dollar-denominated loan with no guarantee, interest rate of 2,984% per annum, semi-annual interest payments and payment of principal on August 2002.

Long-term debt matures as follows:

Years to maturity	2002

Th.US$

Current portion	61,668
1 to 2 years	32,000
2 to 3 years	32,000
3 to 5 years	216,000

Total	341,668

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Note 12 — Accrued Liabilities

As of September 30, 2002 and 2001, accrued liabilities consisted of:

	2002	2001

	Th.US$	Th.US$

Quarterly bonus	540	144
Suppliers	1,358	825
Investments plans	—	120
Commissions on consignment goods	629	634
Taxes and monthly tax provisional payments	366	449
Vacation accrual	4,620	5,242
Accrued employee benefits	223	251
Warehouse expenses	137	599
Provision for royalties	932	823
Commissions Hydro	1,180	—
Credits expenses	420	48
Others	3,038	7,683

Total current liabilities	13,443	16,818

Note 13 — Income and Deferred Tax

a)	At September 30, 2002 and 2001, the Company and its subsidiaries have the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2002	2001

	Th.US$	Th.US$

Accumulated tax basis retained earnings with tax credit	25,096	22,027
Accumulated tax basis retained earnings with no credit	10	1,806
Income not subject to taxes	—	2,776
Tax loss carryforwards (1)	116,410	128,433
Credit for shareholders	4,639	3,887

(1) The consolidated tax loss carryforwards have no expiration date.

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Note 13 — Income and Deferred Tax (continued)

b)	Deferred taxes

The deferred taxes as of September 30, 2002 and 2001 represented a net liability of Th.US$ 12,348 and Th.US$ 5,557 respectively, and consisted of:

2002	Deferred tax asset		Deferred tax liability
Temporary differences	Short-term	Long-term	Short-term	Long-term
	Th.US$	Th.US$	Th.US$	Th.US$

Provision for bad debt	281	832	—	—
Vacation accrual	747	—	—	—
Accrued exchange insurance loss	—	591	—	—
Unrealized gain on sale of products	6,068	—	123	—
Provision for obsolescence	—	1,184	—	—
Production expenses	—	—	11,016	—
Fixed asset depreciation	—	—	—	58,372
Exploration expenses	—	—	—	4,114
Capitalized interest	—	—	—	6,538
Provision for severance indemnities	—	—	—	2,457
Capitalized expenses	—	—	—	819
Tax loss carry-forwards	—	21,624	—	—
Other	369	—	102	648

Total gross deferred taxes	7,465	24,231	11,241	72,948
Total complementary accounts	(12)	(1,618)	(3,342)	(38,433)

Total deferred taxes	7,453	22,613	7,899	34,515

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2001	Deferred tax asset		Deferred tax liability
Temporary differences	Short-term	Long-term	Short-term	Long-term
	Th.US$	Th.US$	Th.US$	Th.US$

Provision for bad debt	315	781	—	—
Vacation accrual	789	—	—	—
Unrealized gains	9	521	—	—
Unrealized gain on sale of products	4,153	—	—	—
Provision for obsolescence	—	512	—	—
Production expenses	—	—	8,217	—
Leased fixed assets	—	—	—	29
Fixed asset depreciation	—	—	—	49,244
Exploration expenses	—	—	—	4,126
Capitalized interest	—	—	36	5,979
Provision for severance indemnities	—	—	—	1,927
Accrued expenses	—	—	375	—
Capitalized expenses	—	—	—	1,075
Tax loss carry-forwards	—	25,258	—	—
Other	314	—	—	212

Total gross deferred taxes	5,580	27,072	8,628	62,592
Total complementary accounts	(229)	(9,781)	(3,413)	(39,608)

Total deferred taxes	5,351	17,291	5,215	22,984

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Note 13 — Income and Deferred Tax (continued)

c)   Income tax expense is as follows:

	2002	2001

	Th.US$	Th.US$

Provision for current income tax	(3,552)	(3,631)
Effect of assets and liabilities of current deferred taxes	(6,092)	512
Effect of amortization of complementary accounts	1,138	(3,357)
Other tax debits and credits	420	(883)

Total income tax expense	(8,086)	(7,359)

Note 14 — Long Term provision

a)   Reserve for Severance Benefits

The activity of this account is as follows:

	2002	2001

	Th.US$	Th.US$

Opening balance	8,326	6,563
Increases	1,530	3,327
Payments	(805)	(3,007)
Exchange difference	(1,094)	(1,119)

	7,957	5,764

b)   Other

Investments with negative capital	—	1,734

Total	7,957	7,498

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Note 15 — Minority Interest

Minority interest consisted of:

	Equity		Net Income/(Loss)
	2002	2001	2002	2001

	Th.US$	Th.US$	Th.US$	Th.US$

Soquimich Comercial S.A	18,363	18,636	(1,420)	(1,201)
Ajay SQM Chile S.A	3,159	3,026	(279)	(293)
Cape Fear Bulk LLC	116	82	(112)	(88)
SQM Indonesia	3	15	7	(5)
Fenasa	261	96	(55)	(22)
Potassium S.A	—	1,522	—	18
SQM Italia S.R.L	17	—	4	—

Total	21,919	23,377	(1,855)	(1,591)

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Note 16 — Shareholders’ Equity

a)   Changes to Shareholders’ Equity consisted of:

	Number of shares	Paid-in capital	Others reserves	Accumulated deficit of subsidiaries in development stage	Retained earnings	Net income	Total
		Th.US$	Th.US$	Th.US$	Th.US$	Th.US$	Th.US$

Balance December 31, 2000	263,196,524	477,386	139,829	(1,832)	181,607	27,104	824,094

Transfer December 31, 2000 net income to retained earnings	—	—	—	—	27,104	(27,104)	—
Definitive dividends	—	—	—	—	(13,345)	—	(13,345)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(237)	—	—	(237)
Translation adjustment (2)	—	—	(13,816)		—	—	(13,816)
2001 Net income	—	—	—	—	—	22,046	22,046

Balance September 30, 2001	263,196,524	477,386	126,013	(2,069)	195,366	22,046	818,742

Balance December 31, 2001	263,196,524	477,386	131,066	(2,223)	195,366	30,102	831,697

Transfer December 31, 2001 net income to retained earnings	—	—	—	—	30,102	(30,102)	—
Definitive dividends	—	—	—	—	(14,844)	—	(14,844)
Accumulated deficit from subsidiary in development stage (1)	—	—	—	(874)	—	—	(874)
Translation adjustment (2)	—	—	(8,642)	—	—	—	(8,642)
2002 Net income	—	—	—	—	—	30,383	30,383

Balance September 30, 2002	263,196,524	477,386	122,424	(3,097)	210,624	30,383	837,720

(1)	Relates to SQM Lithium Specialties LLP Th.US$ (874) in 2002 and SQM Lithium Specialties LLP Th.US$ (237) in 2001.
(2)	Relates to a translation adjustment to investments in related companies whose functional currency is the Chilean peso.

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Note 16 — Shareholders’ Equity (continued)

b)	The capital is represented by 263,196,524 fully subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares, both preferred, for 2002 and 2001.

The preferential voting rights of each series are as follows:

	Series A:		If the election of the president results in a tied vote, the Company’s shareholders may vote once again regardless of the director selected by Series B shareholders.

	Series B:	1)	A General or Extraordinary Shareholders’ Meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

		2)	An Extraordinary Meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of a director elected by Series B shareholders.

Accumulated Deficit from subsidiary in Development Stage

Tax registration No.	Company	Amount for the year 2002	Accumulated amount	Observations

96864750-4	Potasium S.A.	—	(8)

0-E	SQM Lithium Specialties	(874)	(1,265)

96807530-6	Cementos de Chile S.A.	—	(1,545)

0-E	SQM Japon K.K.		(100)

0-E	SQM Colombia Ltda.	—	(29)

0-E	SQM Ecuador S.A.	—	(150)

	Total	(874)	(3,097)

The Company does not have a controlling shareholder due to the structure of shareholder participation.

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Note 17 — Derivatives Transactions

As of September 30, the Company had hedging contracts for a total notional amount of Th.US$ 43,719 (Th.US$ 52,869 in 2001), as follows:

		Description of the contract			Accounts affected
Type of derivative	Notional or Covered Amount	Expiration date	Type	Position Purchase/Sale	Liability Amount	Loss Recorded

Forward	1,000	4th quarter of 2002	Exchange rate	P	67	67

Forward	1,000	4th quarter of 2002	Exchange rate	P	67	67

Forward	1,000	4th quarter of 2002	Exchange rate	P	68	68

Forward	2,000	4th quarter of 2002	Exchange rate	P	129	129

Forward	3,000	4th quarter of 2002	Exchange rate	P	187	187

Swap	2,681	1st quarter of 2003	Interest rate	P	551	(3.431)

Put option	14,438	4th quarter of 2002	Exchange rate	P	—	(150)

Put option	9,600	1st quarter of 2003	Exchange rate	P	—	(165)

Forward	2,000	3rd quarter of 2002	Exchange rate	P	124	124

Forward	1,000	1st quarter of 2003	Exchange rate	P	63	63

Forward	1,000	1st quarter of 2003	Exchange rate	P	64	64

Forward	2,000	1st quarter of 2003	Exchange rate	P	79	79

Forward	2,000	1st quarter of 2003	Exchange rate	P	75	75

Forward	1,000	4th quarter of 2002	Exchange rate	P	68	68

	43,719				1,542	(2,755)

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Note 18 — Non-Operating Income and Expenses

Certain amounts included in non-operating income and expenses are as follows:

a)   Non-operating income:

	2002	2001

	Th.US$	Th.US$

Services to third parties	429	572
Sell of materials equipment and others	88	75
Insurance recoveries	1,038	112
Sale of mining properties and concessions	—	4,000
North-east right of way	285	—
Turnaround of third party obligations	347	2,178
Obtained discounts	194	92
Other income	677	869

Total	3,058	7,898

b)   Non-operating expenses:

	2002	2001

	Th.US$	Th.US$

Amortization of intangible	137	143
Investment adjustment	218	227
Business effectiveness project	1,406	—
Provision for bad debt	88	—
Provision for obsolete inventories written-off	900	600
Write-offs Investment in fixed assets plan	605	583
Inventories adjustment	178	346
Taxes	547	—
Consultants expenses	112	416
Training and donations	176	106
Other expenses	1,029	665

	5,396	3,094

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Note 19 — Extraordinary Items

Extraordinary items were generated during 2001 only and relate to the restructuring expenses, as follows:

	2002	2001

	Th.US$	Th.US$

Restructuring and advisory expenses	—	(5,628)
Tax effect on extraordinary items	—	844

Total	—	(4,784)

Note 20 — Guarantees, Liens, Contingencies and Commitments

a)   Contingencies:

The Company has not recognized the effect of potential insurance recoveries relating to the compensation for damage resulting from a loss incident in the potassium sulfate ponds in the Atacama salt deposit.

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on advice of council, management believes the litigation will not have a material effect on the consolidated financial statements.

The Company is currently reviewing the Production Model schemes for the María Elena works, which could be implemented as a result of the decontamination plan (note 24).

The different production and technology development alternatives for the works in María Elena, which are a part of the aforementioned Production Models, do not initially result in relevant changes in the current mining reserves or projected volume sales.

These alternatives are in place among other options for production through leaching piles and that of implementing a mixed system through this technology and the current production methods.

Advantages and disadvantages for the different alternatives relate to the extension of transition periods, investments to be made, production costs, changes in technology and production processes, the effects on certain company’s assets and in the value of these assets.

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In regard to the possible effects of the valuation of assets an objective quantification of this is still not possible.

b)   Commitments:

The subsidiary SQM Salar S.A. maintains an agreement with a government agency, which obligates the company to make annual payments to this institution based on the company’s annual sales until 2030. This sum, which has been paid since inception of the agreement in 1996, is reflected as expenses of Th.US$ 2,546 in 2002 (Th.US$ 1,636 in 2001).

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Note 20 — Guarantees, Liens, Contingencies and Commitments (continued)

d)   Indirect guarantees

	Debtor			Assets involved		Balances outstanding

Beneficiary	Name	Relationship	Guarantee	Type	Book value Th.US$	09-30-2002 Th.US$	09-30-2001 Th.US$

ING Bank – Phelps
Dodge Corporation	SQM Potasio S.A.	Subsidiary	Guarantee	—	—	3,600	4,969

Royal Bank of Canada	SQM Investment
	Corporation N.V.	Subsidiary	Guarantee	—	—	—	20,294

Bank of America N.A.	RS Agro-Chemical
	Trading A.V.V.	Subsidiary	Guarantee	—	—	80,893	81,429

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Note 21 — Third Party Guarantees

During 2002 and 2001, the Company did not have any significant guarantees granted to third parties.

Note 22 — Sanctions

During 2002 and 2001, the Chilean Superintendency of Securities and Insurance did not apply sanctions to the Company, its directors or managers.

Note 23 — Subsequent Events

Company management are not aware of any significant subsequent events occurred between September 30, 2002 and the date of issuance of these consolidated financial statements (November 08, 2002), which may affect the presentation of these financial statements.

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Note 24 — Environmental Projects

Disbursements incurred by the Company at September 30, 2002 related to its investments in production processes, the verification and control of compliance with official ordinances and laws relative to industrial processes and facilities amount to Th.US$ 6,597, as follows:

Project
Th.US$

Environmental department	206
Coya Sur sewage treatment plant	506
Pedro de Valdivia sewage treatment plant	39
Descontaminación Planta Boratos	44
Engineering and building of María Elena piles	4,680
Replacement of oil with natural gas	857
Tocopilla Money Exchange Office	99
Tocopilla Dust Captation	108
Environmental impact evaluation	58

Total	6,597

With respect to the project for the replacement of oil with natural gas, the supplier will make an investment of Th.US$ 5,500 which will be paid by the Company in monthly installments during the contract’s term (10 years).

Technological processes are oriented to be environment-friendly and will strive to achieve the maximum reduction of waste as well as incorporating technological conditions, which ensure the efficient protection of the environment. As an example we may mention the increasing replacement of oil with natural gas in the Company’s plants.

Operation which use caliche as raw material are developed in desert areas under favorable climatic conditions for solar drying and evaporation of solid and liquid substances. Open-pit extractive operations of minerals, due to their low material to mineral ratio generate deposits, which result in a slight alteration of the environment, and during the extractive process normal emissions are generated.

On August 10, 1993, The Ministry of Health published a resolution in the Official Gazette, which, in line with the Sanitary Code, established that particle levels in the productive facilities in María Elena exceeded the level allowed for air quality, which affected the location nearby.

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Remaining parts come mainly from dust produced during the processing of caliche, specially during the grinding process of ore prior to the leaching process. With certain indications, the Company’s plan for the decontamination and reduction of particles was approved through the Decree No. 164. As a result of the investments and processes implemented in line with the approved plan, the Company has been able to significantly decrease particle levels in the environment. Resolution No. 384 published in the Official Gazette on May 16, 2000, authorized the review and drafting of a decontamination plan for the María Elena location. CONAMA should be able to publish its final resolution in the Official Gazette within the next few months. However, this cannot ensure that during the period, the Company will no be subject to any notices, fines or possible temporary closures on the mill grinding facilities located in María Elena. The Company continuously analyzing techniques, processes and systems for the processing of caliche, which could allow additional reductions in particles in the María Elena location.

Mineral treatment operations, due to the fact that these processes are controlled, generate solid waste, which relate to the non-soluble remaining part of the mineral with moist.

Productive operations from brines are performed in the Atacama salt deposit. Note that almost 95% of the energy used is obtained from the Sun. The remaining 5% is provided by electrical supply and fossil fuels. The remaining brines are re-injected to the salt deposit in order to minimize any possible impact on the environment.

SQM entered a contract with CONAF (the National Forestry Corporation) in order to monitor the activities of colonies of flamingo in the lagoon systems in the Atacama salt deposit, which includes counting birds, their reproduction and in-depth studies aiming to correlate the behavior of these birds with the different climatological phenomena occurred in the aforementioned sector.

In addition, the Company in its permanent commitment with environmental authorities, is active participant in the Joint Monitoring Study of the Atacama Salt deposit Basin, which includes the participation of other mining companies who use the water resources provided by the Atacama Salt deposit Basin.